POINTS INTERNATIONAL LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the special meeting (the "Meeting") of shareholders of POINTS INTERNATIONAL LTD. (the "Corporation") will be held at the principal offices of the Corporation at 179 John Street, Suite 800, Toronto, Ontario, M5T 1X4 on December 8, 2006 at 12:00 p.m. (Eastern Standard Time), for the following purposes:

1.
to increase the size of the board of the directors of the Corporation from seven (7) members to nine (9) members and to fix the number of directors to be elected at the Meeting at two (2) (the "Board Size Resolution"); and

2.
subject to the approval of the Board Size Resolution, to elect two (2) directors of the Corporation to hold office until the next annual meeting of shareholders or until their respective successors are elected or appointed.

Shareholders are requested to complete, sign, date and return the accompanying form of proxy for use at the Meeting or any adjournment(s) or postponement(s) thereof, in the envelope provided for that purpose, whether or not they are able to attend personally.

Only shareholders of record at the close of business on November 6, 2006 will be entitled to vote at the Meeting, except to the extent that a shareholder of record has transferred any shares after that date and the transferee of such shares establishes proper ownership and requests not later than 10 days before the Meeting that the transferee's name be included in the list of shareholders entitled to vote at the Meeting.

DATED at Toronto, Ontario this 8th day of November, 2006.

By Order of the Board of Directors T. ROBERT MACLEAN Chief Executive Officer